SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

Braskem S.A. (“Braskem”) announces to its shareholders, creditors and the market that in a trial held on February 23, 2011, the Board of Directors of the Administrative Council of Economic Defense (“CADE”) fully approved the acquisition of Quattor Participações S/A, of Unipar Comercial e Distribuidora S.A. and of Polibutenos S/A Indústrias Químicas, previously jointly held by Unipar and Petrobras, as well as the consolidation of the petrochemical interests held by Odebrecht and Petrobras in Braskem (“Transaction”).

The full approval of the Transaction had already received favorable opinions from the Economic Oversight Department (SEAE) of the Ministry of Finance, the Economic Law Department (SDE) of the Ministry of Justice and the Public Prosecutors' Office of CADE.

As part of the Transaction, Braskem agreed to notify CADE in advance of its future resin import contracts containing exclusivity clauses. Braskem's commitment is aligned with the draft bill to restructure Brazil's Antitrust System and with best international practices involving antitrust issues. Additionally, Braskem, aiming to enhance the transparency in its commercial relations and the competitiveness in the production chain, agreed to periodically provide, under confidentiality regime, information related to its agreements, as well as, import and sale activities of resins.

With this decision by CADE, Braskem assumes the full management of its acquired petrochemical assets.

More information can be obtained from Braskem’s Investor Relations Department by telephone +55 (11) 3576-9531 or by e-mail braskem-ri@braskem.com.br.

São Paulo, February 23, 2011

Marcela Aparecida Drehmer Andrade
Investor Relations Officer
Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.